Exhibit 99.1

Ardmore Shipping Files 2022 Annual Report on Form 20-F

HAMILTON, Bermuda, March 24, 2023 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") announced today that it has filed its Annual Report on Form 20-F for the year ended December 31, 2022 (the "Form 20-F") with the U.S. Securities and Exchange Commission (the "SEC").

In compliance with the New York Stock Exchange rules, a copy of the Form 20-F can be found in the Investor Relations section of the Company's website, www.ardmoreshipping.com, under SEC Filings.

Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at investor.relations@ardmoreshipping.com, by writing to Ardmore Shipping Corporation, Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke, HM08, Bermuda, or by telephoning The IGB Group at +1-646-673-9701.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters and time charters and enjoys close working relationships with key commercial and technical management partners.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, those discussed in Ardmore's public filings with the U.S. Securities and Exchange Commission. Ardmore undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

Investor Relations Enquiries:

The IGB Group

Mr. Leon Berman
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com